UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

EMPIRE PETROLEUM CORPORATION
(Exact name of registrant as specified in its corporate charter)

Delaware	001-16653	73-1238709
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6506 S. Lewis Ave., Suite 112, Tulsa, OK74316-1020
(Address of principal executive offices)

Registrant's telephone number, including area code:  (918) 488-8068

EMPIRE PETROLEUM CORPORATION
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

January 5, 2015

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EMPIRE PETROLEUM CORPORATION

INTRODUCTION

This Information Statement is being mailed on or about January 6, 2015 to the holders of record at the close of business on January 5, 2015 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Empire Petroleum Corporation, a Delaware corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On December 30, 2014, each of Albert E. Whitehead, the Company’s Chief Executive Officer and the Chairman of the Board, and Montague H. Hackett, Jr., a member of the Company’s Board of Directors, and certain other stockholders of the Company transferred and assigned all of the common stock of the Company owned by them to Empire Petroleum Holdings, LLC, an Oklahoma limited liability company (“Empire Holdings”).  In connection with such transaction, each of Montague H. Hackett, Jr. and Kevin R. Seth will resign from the Board of Directors effective as of January 16, 2015 and Albert E. Whitehead, has agreed to appoint two designees of Empire Holdings to fill such vacancies effective as of January 19, 2015.  Empire Holdings has designated J. C. Whorton, Jr., and Michael R. Morrisett to be appointed to the Board.    Albert E. Whitehead intends to resign from the Company’s Board of Directors effective as of January 20, 2015.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

CHANGE OF BOARD OF DIRECTORS

On December 30, 2014, each of Albert E. Whitehead, the Company’s Chief Executive Officer and the Chairman of the Board, and Montague H. Hackett, Jr., a member of the Company’s Board of Directors, transferred and assigned all of the common stock owned by them to Empire Petroleum Holdings, LLC, an Oklahoma limited liability company (“Empire Holdings”).  In connection with such transaction, each of Montague H. Hackett, Jr. and Kevin R. Seth will resign from the Board of Directors effective as of January 16, 2015 and Albert E. Whitehead, has agreed to appoint two designees of Empire Holdings to fill such vacancies effective as of January 19, 2015.  Empire Holdings has designated J. C. Whorton, Jr., and Michael R. Morrisett to be appointed to the Board.    Albert E. Whitehead intends to resign from the Company’s Board of Directors effective as of January 20, 2015.  The resignations of Messrs. Whitehead, Hackett and Seth are not the result of any disagreement with the Company.  This change in the composition of the Board will result in a change in control of the Board.

Messrs. Whorton and Morrisett each own 45% of the equity interest of and are managers of Empire Holdings.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).  To the best of the Company’s knowledge, none of the incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of stockholders. As of the Record Date, the Company had 7,630,609 shares of Common Stock, par value $0.001 per share, issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

PREVIOUS CHANGE OF CONTROL

             There has been no change in control of the Company since the beginning of its last fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of the Record Date for:

●	each person who is known to own beneficially more than 5% of our outstanding Common Stock;
●	each of our executive officers and directors; and
●	all executive officers and directors as a group.

The percentage of beneficial ownership for the following table is based on 7,630,609 shares of Common Stock outstanding as of the Record Date.

Unless otherwise indicated below, to the Company’s knowledge, all persons and entities listed below have sole voting and investment power over their shares of Common Stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (1)
Albert E. Whitehead Chairman of the Board and Chief Executive Officer 3214 E. 73rd Street Tulsa, OK 74136-5927	2,500 (2)	0.03%
Montague H. Hackett, Jr. Director 550 Park Avenue New York, NY 10065	0	0%
Kevin R. Seth Director c/o Edgewood Management LLC 350 Park Avenue New York, NY 10022	50,926 (3)	0.67%
Empire Petroleum Holdings, LLC 3803 S. Trenton Ave. Tulsa, OK 74105	3,718,064	48.73%
All current directors and executive officers as a group (3 persons)	50,926	0.67%
__________________
(1)   The percentage ownership for each person is calculated in accordance with the rules of the SEC, which provide that any shares a person is deemed to beneficially own by virtue of having a right to acquire shares upon the conversion of options or other rights are considered outstanding solely for purposes of calculating such person’s percentage ownership.

(2)  This number includes 2,500 shares owned by Mr. Whitehead’s grandchildren for which he acts as custodian.  Mr. Whitehead disclaims any interest in the shares owned by owned by his grandchildren.

(3)  This number includes (i) 21,164 shares directly owned by Mr. Seth; and (ii) 29,762 shares held by Edgewood Management LLC Retirement plan F/B/O Kevin R. Seth.

DIRECTORS AND OFFICERS

In connection with the transaction described above, each of Montague H. Hackett, Jr. and Kevin R. Seth will resign from the Board of Directors effective as of January 16, 2015 and Albert E. Whitehead, has agreed to appoint two designees of Empire Holdings to fill such vacancies effective as of January 19, 2015.  Empire Holdings has designated J. C. Whorton, Jr., and Michael R. Morrisett to be appointed to the Board.    Albert E. Whitehead intends to resign from the Company’s Board of Directors effective as of January 20, 2015.  The reconstituted Board of Directors of the Company intends to appoint J. C. Whorton, Jr., as the new Chairman of the Board and Chief Executive and Michael R. Morrisett as President.

The following discussion sets forth the information regarding the Company’s current executive officers and directors and the incoming executive officers and directors after completing the Board reconstitution described above.  The Board is comprised of only one class of directors.

Current Executive Officers and Directors

The following lists the directors and executive officers of the Company:

Name	Age	Position
Albert E. Whitehead	83	Director, Chairman & Chief Executive Officer
Montague H. Hackett, Jr.	81	Director
Kevin R. Seth	54	Director

There are no family relationships among any of our current directors, executive officers or key employees.

Set forth below are brief accounts of the business experience of each current director and executive officer of the Company.

Albert E. Whitehead.   Mr. Whitehead has been a member of the Board since 1991 and served as Chairman of the Board and Chief Executive Officer from March 1998 to May 2001, when John P. McGrain assumed such role.  Mr. Whitehead again assumed the role of Chairman and Chief Executive Officer on April 16, 2002 upon the resignation of Mr. McGrain.  Until February 5, 2008 Mr. Whitehead also served as the Non-Executive Chairman of Coastal Energy Company (formerly PetroWorld Corp.), a company that is traded on the London Stock Exchange’s Alternative Investment Market and the Toronto Stock  Exchange in Canada.  Mr. Whitehead served as the Chairman and Chief Executive Officer of Seven Seas Petroleum Inc., a publicly held company, engaged in international oil and gas exploration from February 1995 to May 1997.  From April 1987 through January 1995, Mr. Whitehead served as Chairman and Chief Executive Officer of Garnet Resources Corporation, a publicly held oil and gas exploration and development company.  Mr. Whitehead’s experience in the oil and gas industry, along with his familiarity with the day-to-day operations of the Company, make him well suited to serve on the Board.

Montague H. Hackett, Jr.   Mr. Hackett, a graduate of Princeton University and Harvard Law School, joined the Board as a director in June 2006.  Over the years, Mr. Hackett has been associated with various natural resource companies both as a director and as an officer.  In the past five years, he has been Co-Chairman and a director of Victory Ventures LLC, a New York venture capital company and International Energy Services, Inc., a Houston based oilfield service company, with operations in Russia and Kazakstan.  Given Mr. Hackett’s knowledge of the oil and gas industry and his general business knowledge, Mr. Hackett is a good fit as a member of the Board.

Kevin R. Seth.  Mr. Seth has served as a Director of the Company since February 23, 2011 and is a partner of Edgewood Management LLC, a registered investment advisor, based in New York City.  Prior to joining Edgewood in 1995, Mr. Seth worked with Credit Suisse First Boston in London, New York and Boston.  Mr. Seth graduated from Montana State University with a B.S. Degree in Pre-Law and Economics and has served for the past ten (10) years as either Vice-Chairman or Chairman of the University Investment Committee at Montana State University.  Mr. Seth’s broad business experience will allow him to provide considerable insight into the business decisions the Company will face and results in him being well suited to serve as a member of the Board.

Incoming Executive Officers and Directors

The following table sets forth certain information regarding the Company’s incoming directors and executive officers upon 10 days from the date of the mailing of this Information Statement:

Name	Age	Position
J. C. Whorton, Jr.	64	Chairman of the Board and Chief Executive Officer
Michael R. Morrisett	51	President and Director

There are no family relationships among any of the incoming directors, executive officers or key employees.

Set forth below are brief accounts of the business experience of each incoming director and executive officer.

J. C. Whorton, Jr..  Mr. Whorton shall join the Board effective as of December 30, 2014 and shall serve as the Company’s Chairman of the Board and Chief Executive Officer.  Mr. Whorton holds a Bachelors of Art, Political Science from the University of Oklahoma and Masters of Administration, Public Administration, from Oklahoma City University.  He has over thirty-eight years of experience spanning all segments of the energy value chain from both the physical and financial perspective.  From 2002 to the present, Mr. Whorton has served as the Managing Director of StratCom Advisors LLC, which is a land services and energy management consulting firm.

Michael R. Morrisett.  Mr. Morrisett has over 25 years of experience in investment banking and considerable experience in the management of non-operated oil and gas operations.  From November 2012 to the present, Mr. Morrisett has served Total Energy Partners Funds, an investment fund engaged in the ownership of non-operated oil and gas working interests, in several capacities, including as a partner.  Form May 2011, to July 2013, Mr. Morrisett served in several roles at Osage Investments, Inc., a FINRA member investment banking firm, initially as Head of Investment Banking, and then later as President.  From April 2010 to December 2012, Mr. Morrisett served as Vice President of Investment Banking of Equity Station, Inc., a FINRA member investment banking firm.  Prior to 2010, Mr. Morrisett served in various executive capacities at other investment banking firms and oil and gas concerns.

CORPORATE GOVERNANCE

Overview

The Board is committed to sound and effective corporate governance practices and believes such practices are important to ensure that the Company is managed for the long-term benefit of its stockholders.  The Board has engaged in a process of periodically reviewing and considering the Company’s corporate governance practices.

Board Meetings

During fiscal year 2014, the Board did not hold any meetings. The Board took action one time during fiscal year 2014 by unanimous written consent.  Mr. Whitehead attended the Company’s 2013 Annual Meeting of Stockholders.

The Board does not have any standing committees (such as audit, nominating or compensation committees) or any corresponding charters.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of the Company’s directors and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  The Company undertakes to provide any person without charge, upon request, a copy of the Code of Ethics.  Requests may be directed to Empire Petroleum Corporation, 6506 S. Lewis, Suite 112, Tulsa, Oklahoma 74136-1020, or by calling (918) 488-8068.

Identification of the Audit Committee; Audit Committee Financial Expert.

As of December 31, 2013, the Company had not established any committees (including an audit committee) because of the small size of its Board.  As such, the Company does not have an audit committee or an audit committee financial expert serving on such committee.  As of December 31, 2013, the entire Board essentially serves as the Company’s audit committee and will continue to do so upon the appointment of the incoming directors until such time as a separate audit committee has been established.

Process for Director Nominations

As stated above, the Board does not have any committees.  As such, each of the current directors, Messrs. Whitehead, Hackett and Seth, participate in the consideration of director nominees.  The Board will continue to do so upon the appointment of the incoming directors until such time as a separate nominating committee has been established.

The Board does not have a charter regarding the director nomination process.  The Company has determined that Mr. Hackett and Mr. Seth are “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ listing standards.  Mr. Whitehead is not considered “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ listing standards.

We believe that Messrs. Whorton and Morrisett will not qualify as “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ listing standards when they join the Board upon reconstitution of the Board as described in this Information Statement.  Messrs. Whorton and Morrisett have indicated that they intend to seek persons to join the Board who will qualify as “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ listing standards.

In evaluating potential director candidates, the Board will take into consideration such factors that it deems appropriate for the needs of the Board.  Generally, the Board will evaluate new potential director candidates by reviewing their biographical information and qualifications and checking the candidates’ references. In connection therewith, the Board will consider diversity in professional background, experience, expertise, perspective, age, gender and ethnicity with respect to Board composition as a whole. With respect to diversity, particular emphasis is placed on identifying candidates whose experiences, qualities and skills complement and augment those of other Board members with respect to the Board as a group.  Those candidates determined to be of interest will be subject to interview by the Board.  Using the information obtained and input from the interview, the Board will evaluate whether a prospective candidate is qualified to serve as a director and whether the Board will nominate the prospective candidate or elect such candidate to fill a vacancy on the Board.

Compensation of Directors

The Company does not have a compensation committee and does not have any formal procedure for compensating the members of the Board.  This will continue to be the case upon the appointment of the incoming directors until such time as a separate compensation committee has been established.  From time to time in the past, the Company has granted options to the members of the Board under its 1995 Stock Option Plan and its 2006 Stock Incentive Plan as compensation for serving on the Board.  All directors are reimbursed by the Company for out-of-pocket expenses incurred by them in connection with their service on the Board.

Stockholder Communication with the Board

Stockholders who wish to communicate with the Board may send correspondence to the attention of the Chief Executive Officer, Empire Petroleum Corporation, 6506 S. Lewis, Suite 112, Tulsa, Oklahoma 74136-1020. Stockholder communications must include confirmation that the sender is a stockholder of the Company.  All such communications will be reviewed by the Company’s Chief Executive Officer in order to maintain a record of the communication, to assure director privacy and to determine whether the communication relates to matters that are appropriate for review by our Board or by any individual director.  Communications will not be forwarded to Board members if they do not relate to the Company’s business, contain material that is not appropriate for review by the Board based upon the established practice and procedure of the Board, or contain other improper or immaterial information.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our Common Stock, to file reports regarding ownership of, and transactions in, our securities with the Commission and to provide us with copies of those filings.  Based solely on our review of the copies received by us and on the written representations of certain reporting persons, we believe that all such Section 16(a) filing requirements were timely met during 2014.

DIRECTOR COMPENSATION

No Director received compensation or any other benefits from the registrant during the last completed fiscal year.

Messrs. Whorton and Morrisett have indicated that other than with respect to the possible issuance of stock options or other awards under the Company’s equity incentive plan as are ordinarily awarded to members of the board of directors of companies similar to the Company, they do not expect to be compensated for serving on the Board of Directors in the immediate foreseeable future.  This could change at such time as the business and revenues of the Company justify such a change.

All directors are reimbursed by the Company for out-of-pocket expenses incurred by them in connection with their service on the Board.

EXECUTIVE COMPENSATION

During the last two completed fiscal years, no executive officer received a salary or any other benefits as a part of executive compensation.  The Company’s only current named executive officer, Albert E. Whitehead, does not hold any stock options and has not received any other award under an equity incentive plan.

Messrs. Whorton and Morrisett have indicated that they will serve as executive officers of the Company without employment agreements or receiving a salary or any other benefits from the Company in the immediate foreseeable future.  This could change at such time as the business and revenues of the Company justify such a change.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During 2013 and 2014, the Albert E. Whitehead Living Trust (the “Whitehead Trust”) and the Company entered into the following transactions:

●
As of December 31, 2013, the Company executed a promissory note payable to the Whitehead Trust in the aggregate principal amount of $91,580, which accrues interest at an annual rate of four percent and was executed to evidence certain amounts previously loaned to the Company.

●	The Whitehead Trust continued to advance the Company funds for its operations from time to time through the fiscal year 2014.

●
As of December 30, 2014, the total outstanding indebtedness owed by the Company to the Whitehead Trust was $196,451, and such amount was the largest aggregate amount of such indebtedness outstanding at any time during 2013 or 2014.

No payments of principal or interest were made with respect to the loans described above during 2013 or 2014.    Albert E. Whitehead, the Chief Executive Officer of the Company and Chairman of its Board, is the trustee of the Whitehead Trust.  Effective as of December 30, 2014, the Company exchanged its leasehold interest in its Gabbs Valley Prospect to Mr. Whitehead in exchange for the debt owed to the Whitehead Trust.  At the time of such exchange, the Company’s interest in the Gabbs Valley Prospect was valued on its books at approximately $191,715.  The Company did not have the funds to pay rentals on such properties as they came due in 2015 and intended to let them expire.  The exchange was approved by the disinterested directors, Messrs. Hackett and Seth.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPIRE PETROLEUM CORPORATION

Dated: December 31, 2014	By:	/s/ Albert E. Whitehead
Albert E. Whitehead
Chief Executive Officer